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Re:	CommScope Holding Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 4, 2013 File No. 333-190354

Dear Mr. Spirgel:

On behalf of our client, CommScope Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 3 (“Amendment No. 3”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on August 2, 2013, as amended by Amendment No. 1 filed with the Commission on September 4, 2013 (“Amendment No. 1”) and Amendment No. 2 filed with the Commission on September 12, 2013 (“Amendment No. 2”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Frank B. Wyatt, II, the Company’s Senior Vice President, General Counsel and Secretary, dated September 12, 2013, from the staff of the Commission (the “Staff”). For your convenience we are also providing copies of Amendment No. 3, marked to show changes against the Registration Statement, in the traditional non-EDGAR format to each of Brandon Hill, Celeste M. Murphy, Charles Eastman, Terry French and you.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

September 16, 2013

Prospectus Summary, page 1

1.	Per comment 6 from our comment letter dated August 28, 2013, please balance and shorten your summary disclosure and avoid drafting it as a marketing document. For example, please remove the following subsections from your prospectus summary as they are more appropriate for disclosure in the Business section where they can be discussed in more detail with more context: “Our History of Value Creation” on page 2 and “Our Vision and Strategy” on page 6. Furthermore, shorten the information about your market by collapsing information under “Industry Background” on pages 3 and 4 and avoid repetition between the subsections “Our Business” on page 1 and “Competitive Strengths” on page 5. These are just examples.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 1-5 in response to the Staff’s comment.

Use of Proceeds, page 9

2.	Please revise your disclosure to quantify the amount of the proceeds that you intend to use to redeem a portion of your 2019 Notes. In addition, please clarify whether you intend to use all of the proceeds for this purpose.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 40 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

3.	We note your response to comment 15 from our letter dated August 28, 2013; however, your revised disclosure does not specify the restructuring activities you have undertaken over the past several years to lower your costs. For example, we note your disclosure on page 25 that you have taken actions to realign and lower your cost structure, improve capacity utilization and complete integration efforts related to the Andrew acquisition, including closing manufacturing facilities in Omaha, Nebraska and Newton, North Carolina. Please provide detailed information here regarding (i) the facilities that you have closed, (ii) the territories where you have transferred operations and (iii) the impact of headcount reductions, if any, on specific segments.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 50 in response to the Staff’s comment.

Enterprise Segment, page 52

4.	We note your disclosure regarding your Redwood acquisition. Please disclose the aggregate purchase price for this acquisition. In addition, please consider adding disclosure regarding this acquisition to your overview section.

September 16, 2013

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure in the Overview section to reference the more detailed discussion in the Enterprise Segment discussion and has added disclosure regarding the purchase price on pages 50, 62 and F-22 in response to the Staff’s comment.

Equity-based compensation expense, page 56

5.	We note your response to comment 17 and reissue a portion of that comment. Please revise the table to disclose the fair value of the underlying stock for grants in the latest fiscal year and interim period.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 56 in response to the Staff’s comment.

Nonqualified Deferred Compensation for 2012, page 115

6.	We note your response to comment 25 from our letter dated August 28, 2013; however, it is still unclear how you calculate payments under your SERP. Please provide a table that shows how the SERP payment for each named executive officer was calculated.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on pages 115 and 116 in response to the Staff’s comment.

Revenue Recognition, page F-30

7.	We note your response to comment 27. Please clarify to what extent your additional disclosure pertains to your revenue recognition policies for sales to your value-added resellers, system integrators, and distributors if material.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page F-30 in response to the Staff’s comment.

4. Goodwill and Other Intangible Assets, page F-38

8.	We note your response to comment 29. Please expand your disclosure to describe the nature of the Customer base. Please tell us how you have identified and monitor your Customer base and how you have satisfied either the separability criterion or the contractual-legal criterion of ASC 805-20-25-10.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 53 in response to the Staff’s comment. The Company is able to identify and monitor the customer base based on sales data by customer and the regular contact that the Company has with its customers. The Company’s customer base meets the contractual-legal criterion as outlined in ASC 805-20-55-25. The Company’s does business with its customers primarily through purchase or sales orders.

9.	Please also expand the disclosures in the critical accounting policies and estimates section at page 51 to describe in more detail the historical data and other factors you

September 16, 2013

considered in determining the estimated useful lives of the Customer base as referred to in your response to comment 29. The disclosure should provide a robust discussion of the uncertainties attributed to each of the significant assumptions and estimates. Also consider disclosing the range of estimated useful lives and quantifying the carrying amount of each significant class or type of customer. Please refer to section V of the Commission’s Interpretive Release on Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Response: The Company respectfully notes the Staff’s comment and has revised the disclosure on page 53 in response to the Staff’s comment.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (202) 637-1028 or my colleague, Jason M. Licht at (202) 637-2258 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Patrick H. Shannon

Patrick H. Shannon

of LATHAM & WATKINS LLP

Enclosures

cc: (via email)

Marvin S. Edwards, Jr. of CommScope Holding Company, Inc.

Frank B. Wyatt, II of CommScope Holding Company, Inc.

Brandon Hill

Celeste M. Murphy

Charles Eastman

Terry French